September 11, 2018

John Crowley
Chief Financial Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

       Re: Merus N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Form 6-K for the Six-Month Period Ended June 30, 2018
           Filed August 10, 2018
           File No. 001-37773

Dear Mr. Crowley:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Form 6-K for the Six-Month Period Ended June 30, 2018
Notes to the Unaudited Condensed Consolidated Financial Statements
8. Deferred Revenue, page 13

1. You state that in December 2016 you entered into the Incyte collaboration and license agreement, whereas Incyte agreed to pay the company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase
       3.2 million common shares at a price per share of $25. You recorded a forward contract to sell your shares, which was recorded as a derivative with a fair value of 31.4 million.
 John Crowley
Merus N.V.
September 11, 2018
Page 2
         In January 2017, Incyte purchased the shares for $80 million. Both the upfront license payment and the derivative financial asset are being amortized as revenue over the total period for which the Company expects to provide access to its proprietary technology.
         Please address the following:

             Tell us why you believe it is appropriate to amortize the derivative as deferred revenue over the nine year research term, particularly your basis for not extinguishing the derivative financial liability upon completion of the share subscription.
             Tell us how you accounted for the premium that Incyte agreed to pay for your common stock on the date of the agreement.
             With your adoption of IFRS 15, you are now recognizing revenue from the up-front license fee and derivative over the research term of nine years, while previously you had been recognizing this revenue over the contractual term of 21 years. Please describe the key factors underlying this change in revenue recognition, particularly why apparent other performance obligations implicit in your previous 21-year recognition period no longer appear to be relevant. In this regard, tell us the significant terms of the collaboration and license and share subscription agreements and how you determined that there is a single performance obligation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameJohn Crowley                                 Sincerely,
Comapany NameMerus N.V.
                                                               Division of
Corporation Finance
September 11, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName